Univest Securities LLC
75 Rockefeller Plaza, Suite 1838

New York, NY 10019

March 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Tamika Sheppard

Re:	Akanda Corp. (the “Company”)
Registration Statement on Form F-1
File No. 333-277182 (the “Registration Statement”)

Dear Ms. Sheppard:

Reference is made to our letter, filed as correspondence via EDGAR on March 18, 2024, in which we, as representative of the underwriters of the Company’s proposed public offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for Monday, March 18, 2024, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

As representative of the underwriters

Univest Securities, LLC

By:	/s/ Brad Richmond
	Name:	Brad Richmond
	Title:	COO and Co-Head of Investment Banking

cc: Joseph E. Segilia, Esq., Sullivan & Worcester LLP